KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

January 13, 2021

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC

Offering Statement on Form 1-A
File No. 024-11344

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on December 23, 2020 (the “Offering Statement”), as set forth in your letter dated January 11, 2021 addressed to Mr. Charles Follini, President (the “Comment Letter”).  The Company is concurrently filing Amendment No. 5 to the Offering Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, the Staff’s comment from the Comment Letter is set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comment refer to the Offering Statement, and page references in the response refer to the Amendment.  The response provided herein are based on information provided to Winston & Strawn LLP by the Company.

Amendment No. 4 to Offering Circular on Form 1-A

General

1.	We note your new disclosure in the “Plan of Distribution” section regarding the additional amounts of underwriting compensation for with OpCo will be responsible. Please update the footnote to the underwriting compensation table on the cover page of your offering circular to disclose and quantify those additional amounts of underwriting compensation.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Amendment.

January 13, 2021 Page 2

Five-Year Projected Gross Cash Yield, page 22

2.	We note your expanded disclosures related to comment 2 indicate that the key projection assumption for 2022 through 2025 is primarily based on applying a 3% growth rate. Please tell us and revise your disclosures further to discuss the facts and circumstances considered in determining that a 3% growth rate was most appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 to provide additional support for the use of a 3% growth rate for projected revenue for the years from 2022 through 2025 and to provide specific guidance with respect to certain of the revenue line items.

3.	You define “Gross Cash Yield” as projected proceeds distributed to the Company. It appears that this measure assumes that going forward OpCo will distribute 100% of OpCo Net Income, even though disclosures with your distribution policy on page 16 indicate that there is no contractual obligation for OpCo to make any distributions. Further, based on past distribution amounts disclosed in OpCo’s historical financial statements, it is not clear that OpCo has previously distributed 100% of OpCo Net Income. Please clarify and tell us the facts and circumstances considered in determined that you have a reasonable basis to support your assumption absent any contractual obligation and given contradictory historical precedence related to OpCo distributions.

Response: In response to the Staff’s comment, the Company has revised the definition of “Gross Cash Yield” to make it clear that this number reflects the annual return on the Company’s investment in OpCo (reflected as a percentage determined by dividing the OpCo Net Income by the implied equity value of OpCo) if OpCo were to distribute 100% of the OpCo Net Income. The Company believes that gross yield is a key measure to enable prospective investors to evaluate the potential financial performance of an investment in real estate. The Distribution Policy disclosure on page 16 has been revised to disclose OpCo’s intention to make quarterly distributions to its equity holders, an intention that reflects outside public investor expectations from an investment made indirectly in OpCo through the Offering.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini

Gateway Garage Partners LLC